EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report - Labor Dispute – Wholesale Market

Notification is hereby provided that on November 25, 2014, the Company receive a notice of a strike in accordance with the Settlement of Labor Disputes Law, 5717-1957 (hereinafter, the "Notice"), which was declared by the State Employees Union of the New General Federation of Labor, as of December 10, 2014 onwards.

The issues in dispute, according to the Notice, are the implications of the wholesale market reform for workers, their employment conditions, wages, status and employment security, as well as the workers' representative's demand to commence negotiations for the execution of a collective agreement prior to the implementation of such reform, which would anchor the workers' rights, employment conditions and employment security.

The Company is unable, at the present stage, to assess the implications of such Notice.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.